1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date : November 9, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC October 2018 Revenue Report

Hsinchu, Taiwan, R.O.C. – Nov. 9, 2018 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for October 2018: On a consolidated basis, revenues for October 2018 were approximately NT$101.55 billion, an increase of 7.0 percent from September 2018 and an increase of 7.4 percent from October 2017. Revenues for January through October 2018 totaled NT$843.25 billion, an increase of 6.2 percent compared to the same period in 2017.

TSMC October Revenue Report (Consolidated):

(Unit:NT$ million)
Period	October 2018	September 2018	M-o-M Increase (Decrease) %	October 2017	Y-o-Y Increase (Decrease) %	January to October 2018	January to October 2017	Y-o-Y Increase (Decrease) %

Net Revenues	101,550	94,922	7.0	94,520	7.4	843,254	794,397	6.2

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of October 2018.

1.	Sales volume (in NT$ thousands)

Period	Items	2018	2017

Oct.	Net sales	101,550,181	94,519,722
Jan. - Oct.	Net sales	843,253,545	794,396,679

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	52,599,690	31,544,496

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	372,500,386	2,574,952

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	36,782,148
	Mark to Market Profit/Loss	(162,294)
	Unrealized Profit/Loss	(498,279)
Expired Contracts	Notional Amount	429,971,132
	Realized Profit/Loss	(1,106,519)
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	10,284,684
	Mark to Market Profit/Loss	(38,059)
	Unrealized Profit/Loss	(246,497)
Expired Contracts	Notional Amount	165,426,472
	Realized Profit/Loss	(954,234)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	675,896
	Mark to Market Profit/Loss	(3,875)
	Unrealized Profit/Loss	(8,921)
Expired Contracts	Notional Amount	2,789,969
	Realized Profit/Loss	(12,405)
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,809,233
	Mark to Market Profit/Loss	8,067
	Unrealized Profit/Loss	22,479
Expired Contracts	Notional Amount	58,085,346
	Realized Profit/Loss	667,583
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	602,979
	Mark to Market Profit/Loss	(9,900)
	Unrealized Profit/Loss	(14,584)
Expired Contracts	Notional Amount	3,899,359
	Realized Profit/Loss	20,524
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(78,598)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	6,077,402
	Mark to Market Profit/Loss	7,321,510
	Unrealized Profit/Loss	45,173
Expired Contracts	Notional Amount	51,209,226
	Realized Profit/Loss	240,146
Equity price linked product (Y/N)		N